

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 24, 2013

Francine J. Rosenberger, Esq.
Steben & Company, Inc.
9711 Washingtonian Blvd., Suite 400
Gaithersburg, MD 20878

>   Re: Steben Alternative Investment Funds (the "Trust")
>   File Nos.: 811-22880, 333-190813

Dear Ms. Rosenberger:

We have reviewed the registration statement on Form N-1A filed with the Commission on August 26, 2013 by the Trust to register its only series, the Steben Managed Futures Fund (the "Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement.

General

1.   Please confirm to the staff that when the prospectus or Statement of Additional Information ("SAI") references legal authority with respect to the Fund's activities, those references are explained or revise the disclosure accordingly. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act of 1933 ("1933 Act").

2.   In describing the investment strategies of the Fund, the prospectus and SAI use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, the prospectus summary discloses that the Fund may use "futures contracts . . . or *other* securities or derivatives." (Emphasis added.) Please revise the disclosure to identify each investment of the Fund. In addition, please use the phrase "consisting of" (or some similar, all-inclusive phrase) when explaining information rather than the term, "including."

3.   Page 13 of the prospectus indicates that the "Fund and the Subsidiary are 'commodity pools' under the U.S. Commodity Exchange Act, and the Adviser is a 'commodity pool operator' registered with and regulated by the Commodity Futures Trading Commission ('CFTC')." Please confirm to the staff that the Fund also meets the definition of an investment company under Section 3 of the 1940 Act.

4.   The prospectus summary discloses that the Fund will invest in "Trading Entities" managed by "Trading Advisers." If these "Trading Advisers" are in fact commodity trading advisers ("CTAs"), please revise the disclosure, using plain English, to identify them as CTAs. Also, revise the disclosure to indicate in a clear manner each entity a Trading Advisor will manage (*e.g.*, commodity pools). The disclosure indicates that the "Trading Advisors may or may not be registered under the Commodity Exchange Act." Please clarify when this would, or would not be the case. With what regulatory authority will the Trading Advisers be registered? In this regard, explain in the disclosure whether any of the advisers to the commodity pools, or to any of the other investment vehicles mentioned in the prospectus, are registered under the Investment Advisers Act of 1940. Also, explain to the staff whether any of these advisers have any obligations to the Fund pursuant to Section 15 of the Investment Company Act of 1940 (the "1940 Act"). If so, please file all related contracts as exhibits to the registration statement.

 5.   Are the "Trading Advisers" and the Fund's adviser, Steben & Company, Inc. (the "Adviser") affiliated entities? Does the Fund or the Adviser have any control over the entities in which the Fund may invest? If yes, do any such dealings give rise to conflicts of interest issues and/or affiliated transaction concerns under Section 17 of the 1940 Act? In addressing these comments, please clarify in detail the management arrangements disclosed on page 13, under the heading, "Additional Information about Trading Entities that Trade Commodity Futures." Based on your responses, we may have additional comments.

6.   Will there be any suitability requirements imposed on investors in the Fund? If yes, please disclose those requirements in an appropriate location in the disclosure. Based on your responses, we may have additional comments.

7.   Please confirm that any applicable sub-adviser information, including how the Fund will use a sub-adviser to execute investment strategies, will be included in a pre-effective amendment to the registration statement.

8.   If the Fund may invest in hedge funds, (*i.e.*, funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of the 1940 Act, or if any of the underlying vehicles in which the Fund may invest (*e.g.*, commodity pools), include hedge funds, summarize this in Item 4 of the prospectus, including all related risks (*e.g.*, hedge funds are illiquid and are not subject to the protections of the 1940 Act). Indicate in that disclosure the maximum percentage the Fund may invest in hedge funds (*i.e.*, expressed as a percentage of the Fund's total assets). Please be aware that to date, the staff has only permitted mutual funds to invest up to 15% of their total assets in hedge funds. Also, for purposes of the Fund's investment restrictions, this entire 15% should be deemed illiquid.

Cover Page

9. We note prospectus disclosure indicating that "[t]he Fund should be considered a speculative investment entailing a high degree of risk and is not suitable for all investors." Given these facts, we believe that this quoted language, or similar disclosure, should appear on the cover page of the registration statement.

10. If applicable, disclose on the cover page that the Fund directly invests in hedge funds and funds of hedge funds, and indirectly in such funds via its investments in the underlying vehicles. Also, indicate the maximum percentage the Fund may invest in such funds. In addition disclose on the cover page that these investments are illiquid and are not subject to the protections of the 1940 Act.

Prospectus

11. The fee table's second footnote references a "master fund." Further disclosure on page 41 indicates that the Fund "is also able to invest up to 100% of its total assets in a master portfolio with the same investment objectives, policies and limitations as the Fund." Also, page 5 of the Statement of Additional Information ("SAI") includes a fundamental investment policy indicating that "[n]othwithstanding any other investment policy of the Fund, the Fund may invest all of its investable assets . . . in an open-end management investment company . . . . " Please identify this "master fund" and clarify any related master-feeder structure involving the Fund. Based on your responses, we may have additional comments.

Fees and Expenses of the Fund

12. Either confirm to the staff that under the Fund's structure, including its use of the Subsidiary and any other investment vehicle, there will be no layering of management fees or revise the disclosure accordingly. We note that the Adviser will provide advisory services to the Subsidiary. Who will pay for these services? Based on your answers, we may have additional comments.

13. Please provide the staff with your legal analysis of why it is appropriate for the Fund's investors to indirectly bear performance fees. Based on your responses, we may have additional comments.

14. How does the fee table reflect the fees and expenses of the "total return swaps ("Swaps") that [are] based on a customized index designed to replicate the aggregate returns of managed futures programs of Trading Advisors," including all related performance-based fees and management fees, along will any payments to be made to the swaps' counterparties. Also, at an appropriate location in the disclosure, please explain how these performance-based fees are calculated.

15. How are the indirect fees and expenses that the Fund will bear, which result from its investments in the underlying investment vehicles (*e.g.*, commodity pools), including all performance-based fees and management fees, reflected in the fee table? In this regard, we note

that the third footnote refers to the cost of investing in "other investment companies." Will each entity in which the Fund invests constitute an "investment company"? Also, at an appropriate location in the disclosure, please explain how these performance-based fees are calculated.

16.   Please explain how the fees of the Subsidiary are reflected in the fee table.

17.   Please conform the text of the first footnote to that required by Instruction (a) to Item 3 of Form N-1A.

18.   In the second footnote, please delete the last sentence. Further, explain to the staff these "other costs" that may be borne by the Master Fund and/or the Fund, as appropriate."

19.   Please revise the third footnote to indicate that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. *See* Instruction 3(f)(vi) to Item 3 of Form N-1A.

20.   It appears that short sales will be a principal investment strategy of the Fund and the cost of short sales may constitute a material expense of the Fund. The "Other Expenses" line item must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. You may add a subcategory line item under "Other Expenses" to disclose specifically the expenses of selling short, particularly if they represent a material percentage of "Other" expenses. A footnote appended to the line item should explain why the Fund pays these expenses. In addition, please include in the disclosure made in response to Item 4 of Form N-1A, a discussion of short sales, including the costs associated with these sales.

21.   Please confirm that the expense ratio included in the Fee Table includes a good faith estimate as to any interest expenses or other costs of leverage that the Fund may incur in pursuing its stated investment strategies.

22.   Please confirm to the staff that there are no recoupment privileges under the "Operating Services Agreement," or revise the disclosure as appropriate. Also, disclose the length of this Agreement.

Portfolio Turnover

23.   Please revise the disclosure in this section to conform to that required by Item 3 of Form N-1A.

Principal Investment Strategies

24.   Please confirm that all principal strategies and risks are summarized in the Item 4 sections or revise those sections accordingly. We note that certain Item 4 risk disclosures do not appear in the Item 4 strategy section (*e.g.*, performance fees and short sales). Also, additional strategies are mention after Item 4 (*e.g.*, structured notes), that are not summarized in Item 4. Please reconcile these inconsistencies. In addition, given the name of the Fund, please revise the summary to include an 80% test indicating that the Fund will invest 80% of its total assets, or net assets (plus borrowings for investment purposes) in managed futures. *See* Rule 35d-1. In

addition, please define managed futures in the summary and indicate the source of that definition.

25.   Please summarize the information on page 13 indicating that the "Fund and the Subsidiary are 'commodity pools' under the U.S. Commodity Exchange Act, and the Adviser is a 'commodity pool operator' registered with and regulated by the . . . ('CFTC')."

26.   The disclosure of the Fund's investment strategy is jargon-laden and confusing. Please revise it to indicate in a clearer manner, using plain English, that the Fund will invest directly in certain securities and/or investment vehicles, as well as indirectly via allocation of its assets among a number of underlying investment vehicles. These revisions should indicate what percentage of the Fund's assets may be uses for its direct investments, as well as for its indirect investments via the underlying investment vehicles. In revising this disclosure, for ease of comprehension, we suggest that you summarize the Fund's direct investment strategies in their own separate paragraphs. This disclosure should list each type of instrument or investment vehicle in which the Fund may invest directly (*e.g.*, equity securities consisting of common stocks), including all applicable capitalization sizes and issuers (*i.e.*, foreign and/or domestic issuers, (including emerging markets if applicable)).

27.   We note that on page 2, the first bullet point indicates that the Fund may invest in "limited partnerships, . . limited liability companies and other . . . pooled investment vehicles that are globally-oriented trading companies." Please clarify each investment vehicle listed in this first bullet point, along with all attendant risks, for example, do the "limited partnerships" include master-limited partnerships? Also, please define the term "globally-oriented."

28.   If the Fund will invest in any affiliated entities or ones in which the Fund has economic control, please summarize this in the disclosure, along with all related risks. Also, explain in your response letter whether the Fund may co-invest with any commodity pools advised by the Fund's adviser or sub-adviser.

29.   Please confirm that each type of derivative the Fund will use to execute its principal strategy is summarized in Item 4, along with an explanation of how the derivatives will be used (*e.g.*, speculative purposes and/or hedging), or revise the disclosure accordingly. Also, describe the risks of the derivatives in the summary's risk section. *See* Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

30.   The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the

Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

31.   If accurate, please disclose that the Fund will have high portfolio turnover and provide appropriate risk disclosure.

32.   Please indicate the credit quality of the debt instruments in which the "Trading Entities" may invest, including the lowest applicable credit quality rating. If the "Trading Entities," or the Fund, may invest in junk bonds, disclose this fact, along with all related risks.

33.   Please explain in summary form, and in plain English, the "customized index," mentioned in the second bullet point on page 2. In this summary, indicate the maximum percentage of fund assets that may be invested with any one counterparty. Also, should the phrase "that is based" be revised to "that are based"?

34.   The disclosure indicates that the "Fund may seek to gain exposure to the commodity and financial futures markets primarily by investing up to 25% of the value of its total assets in a wholly-owned and controlled subsidiary (the 'Subsidiary') formed under the laws of the Cayman Islands. . . ." If the Subsidiary's investments in underlying vehicles, which use derivatives, and investments in commodity-linked derivatives, may result in the Fund having leveraged exposure in an amount greater than 25% of the value of its total assets, please disclose this fact in the summary. Also, with respect to the Fund's investment in the Subsidiary:

> (a) Please discuss, in your written response to these comments, whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the "1940 Act"). Based on your responses, we may have additional comments.
>
> (b) Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.
>
> (c) Please confirm that the Subsidiary's board of directors will be signatories to the Fund's registration statement and any subsequent pre-effective and post-effective amendments.
>
> (d) Please confirm that the Subsidiary's financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.
>
> (e) Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18

relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

(f) Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund and that the Subsidiary's financial statements will be consolidated with those of the Fund.

(g) Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(i) Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

(j) Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

(k) Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process within the United States and have agreed to inspection of the Subsidiary's books and records by the staff.

(l) Please disclose whether the Fund has any intention to sell or transfer the shares of the Subsidiary.

35.   Will the Subsidiary own any of the underlying vehicles in which it invests? If yes, we may have additional comments.

Principal Risks

36.   If applicable, please confirm that this section summarizes all risks arising from the fact that the Fund invests in affiliated funds and/or investment vehicles. In particular, this paragraph should discuss any conflicts of interest arising from the fact that the investment adviser is the adviser for both the Fund and the underlying affiliated funds and/or investment vehicles. Also, confirm that any related layering of fees that shareholders will be subjected to is disclosed in this section or revise the text accordingly. In addition, please clarify that an investor may invest directly in underlying funds and/or investment vehicles (if accurate), and, thus, avoid any layering of fees.

37.   The prospectus describes cases where conflicts may arise between the Fund, its adviser and other clients of the adviser. In your response, please confirm that counsel to the Fund has concluded that these relationships do not give rise to transactions requiring exemptive relief from the provisions of the 1940 Act.

Tax Risks-Page 7

38.   In your response letter, please explain the Fund's basis for its expectation that its investment in the Subsidiary would constitute "qualifying income" under Subchapter M of the Internal Revenue Code and that the Fund would qualify as a "registered investment company" under Subchapter M. If the Fund intends to rely upon an opinion of counsel, please file a copy of that opinion as an exhibit to the registration statement. Briefly describe the tax consequences to the Fund and its shareholders if the Fund does not qualify as a "registered investment company."

More About the Fund's Investment Objective, Strategies, and Risks-Page 9

Investment Objective

39.   If the Fund will provide notice to shareholders prior to revising the Fund's investment objective, please disclose this fact.

Additional Information Regarding Investment Strategies

40.   Please revise this heading to Additional Information Regarding Principal Investment Strategies.

Additional Information about Trading Entities that Trade Commodity Futures-Page 13

41.   This section discloses that:

> With respect to the Fund's investment in Trading Entities, each Trading Entity is managed on a discretionary basis by a third-party Trading Advisor pursuant to such Trading Advisor's managed futures program. If the Subsidiary is the sole investor of a Trading Entity, the Subsidiary is responsible for the management of such Trading Entity, except that the respective Trading Advisor is solely responsible for directing the investments of the Trading Entity. The Adviser, as investment advisor to the Subsidiary, is responsible for directing, and is authorized to act on behalf of, the Subsidiary in its management of the Trading Entities. Each Trading Advisor advises its respective Trading Entity pursuant to a trading agreement between the Trading Entity and the Trading Advisor.

42.   Please see comment number 5 and apply it to this disclosure. Based on your responses, we may have additional comments. In particular, does this activity give rise to any conflicts of interest?

Additional Information about Swaps on Reference Assets-Page 16

43.   Please explain, in greater detail, how the "customized index," is constructed, including how the counterparties will calculate the index. Will an 'index" be publicly available or accessible by shareholders?

Payments to Financial Intermediaries

In the third sentence, please revise the phrase "from their own resources," to "out of their own legitimate profits."

Valuing Your Shares-Page 35

44.   Please clarify in the disclosure that the Valuation Committee, in performing the fair valuation duties delegated to it by the Board of Trustees ("Board"), does so under the supervision of the Board.

Restrictions on Orders-Page 38

45.   The disclosure indicates that the "Fund and the Distributor reserve the right to reject any purchase or exchange order for any reason. . . ." Please disclose the maximum amount of time that will transpire before an investor is informed of his order's rejection. Also, with respect to rejection of exchange orders, please revise the disclosure to clarify that this only applies to the purchase side of an exchange, or explain the authority allowing the Fund to cancel redemption requests. *See* Section 22(e) of the 1940 Act.

Redemption In-Kind-Page 38

46.   Please indicate the types of securities the Fund will use to redeem in-kind (*i.e.*, liquid securities and/or illiquid securities). If the Fund will use illiquid securities, please disclose that shareholders will bear the risk of not being able to sell those illiquid securities at all.

SAI

47.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (*e.g.*, add distinguishing headings or subheadings). Accordingly, please confirm that the SAI disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks or revise the SAI accordingly. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. *See* General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. Also, confirm that all principal strategies and risks of the Fund are disclosed in the prospectus or make appropriate revisions to the disclosure.

48.   It appears that the Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other staff guidance. Further, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (*e.g.*, total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Investment Policies and Limitations-Page 3

49.   With respect to the limitations in this section referencing legal authority, we note that clarification of the authority often appears much later in the text. For example, the discussion of the Fund's policy regarding the loaning of the Fund's portfolio securities appears on page 40. For ease of comprehension, please revise the disclosure to explain applicable legal authority on the same page as the limitation (*e.g.*, provide a brief footnote) or in text immediately following the restrictions.

50.   With respect to the first fundamental policy, please clarify this disclosure to state the maximum percentage of total assets the Fund may borrow. Also, revise this section to explain that in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (*not including Sundays and holidays*) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. (Emphasis added.) *See* §18(f)(1) of the 1940 Act.

51.   If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this in a non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund's total assets. *See* Section 18 of the Investment Company Act. *See also Salomon Brothers* (pub. avail. May 4, 1975).

52.   Page 5- Please revise the parenthetical stating, "(except for the Fund's fundamental policies on borrowings and the issuance of senior securities)," to include the Fund's policy on investing in illiquid securities.

Additional Investment Information

Illiquid Securities-Policies and Limitations-page 79-80

53.   Please disclose the Fund's policies for addressing those instances when its illiquid securities holdings exceed 15% of its net assets.

Leverage-Policies and Limitations-page 79

54.   The disclosure indicates that the "Fund may borrow money for investment purposes, however, in general, does not intend to do so." Please confirm in your response letter that should the Fund determine to purchase additional securities while the Fund's outstanding borrowings exceed 5% of its total assets, the Fund will revise its prospectus to disclose the Fund's leverage strategy and risks.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office